SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Oz.com
(Name of Issuer)

Shares of Common Stock, par value $.01 per share
(Title of Class of Securities)

None
(CUSIP NUMBER)

Lawrence F. Lyles
Vice President and General Counsel
Ericsson Inc.
740 East Campbell Road
Richardson, TX 75081
Tel. No. (972) 583-1374
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2000
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. None	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Telefonaktiebolaget LM Ericsson, a Swedish corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,174,133 (See Item 5)
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 25,174,133 (See Item 5)
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,174,133 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% based on 107,564,858 shares of Common Stock outstanding as of the end of November 8, 2000 (See Item 5).
14	TYPE OF REPORTING PERSON* CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. None	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ericsson Holding International B.V., a Netherlands corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,174,133 (See Item 5)
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 25,174,133 (See Item 5)
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,174,133 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% based on 107,564,858 shares of Common Stock outstanding as of the end of November 8, 2000 (See Item 5).
14	TYPE OF REPORTING PERSON* CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. None	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ericsson Canada Inc., a Canadian corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,174,133 (See Item 5)
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 25,174,133 (See Item 5)
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,174,133 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% based on 107,564,858 shares of Common Stock outstanding as of the end of November 8, 2000 (See Item 5).
14	TYPE OF REPORTING PERSON* CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. None	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ericsson Inc., a Delaware corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,174,133 (See Item 5)
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 25,174,133 (See Item 5)
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,174,133 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% based on 107,564,858 shares of Common Stock outstanding as of the end of November 8, 2000 (See Item 5).
14	TYPE OF REPORTING PERSON* CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. None	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LM Ericsson Holding AB, a Swedish corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,174,133 (See Item 5)
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 25,174,133 (See Item 5)
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,174,133 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% based on 107,564,858 shares of Common Stock outstanding as of the end of November 8, 2000 (See Item 5).
14	TYPE OF REPORTING PERSON* CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. None	13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ericsson Holding II Inc., a Delaware corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,174,133 (See Item 5)
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 25,174,133 (See Item 5)
10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,174,133 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% based on 107,564,858 shares of Common Stock outstanding as of the end of November 8, 2000 (See Item 5).
14	TYPE OF REPORTING PERSON* CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

Item 1.	Security and Issuer
Securities acquired: Shares of Common Stock, par value $.01 per share ("Common Stock").
Issuer:	OZ.COM, a California corporation Snorrabraut 54 Reykjavik, Iceland IS-105 011 (354) 535-0000

Item 2.	Identity and Background

              This Schedule 13D is being filed by (i) Ericsson Holding International B.V., a Netherlands corporation ("EHI"), (ii) Ericsson Holding II Inc., a Delaware corporation ("EHD"), (iii) Ericsson Inc., a Delaware corporation ("EUS"), (iv) Telefonaktiebolaget LM Ericsson, a Swedish corporation ("LME"), (v) LM Ericsson Holding AB, a Swedish corporation ("LEH"), and (vi) Ericsson Canada Inc., a Canadian corporation ("ECI"), with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of OZ.COM, a California corporation (the "Issuer"), beneficially owned by them. Lawrence F. Lyles, through those certain Powers of Attorney, attached hereto as Exhibit A and incorporated herein as if fully set out by reference, is authorized to execute this Schedule 13D in his capacity as attorney-in-fact for EHI, LME, LEH and ECI.

              The business address of EHI is Ericsson Straat #2, P.O. Box 8, NL-5120 AA, Rijen, Netherlands. The business address of EHD and EUS is 740 East Campbell Road, Richardson, Texas 75081. The business address of LME and LEH is Telefonvagen 30, SE-12625 Stockholm, Sweden. The business address of ECI is 8400 Decarie Blvd., Town of Mount-Royal, Quebec, Canada H4P 2N2. The principal business activity of each of EHI, EUS, LME, EHD, LEH and ECI is telecommunications. The present principal occupations or employments of Lawrence F. Lyles is Vice President and General Counsel of EUS. Mr. Lyles is a citizen of the United States.

              Neither EHI, EUS, LME, ECI, EHD, LEH nor any of their respective executive officers or directors nor Mr. Lyles has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

              On November 8, 2000, the Issuer completed its acquisition of all of the outstanding voting capital stock of MCE Holding Corporation ("MCE"). MCE was a strategic alliance between ECI and Microcell Capital II, Inc. formed to hold all of the issued and outstanding capital stock of 3044016 Nova Scotia Company. Pursuant to a Share Exchange Agreement by and between the Issuer and ECI, the subject of this filing, the Issuer issued 5,069,271 shares of Common Stock to ECI in exchange for all of the issued and outstanding stock of MCE held by ECI.

              EUS previously acquired 10,052,431 shares of the Issuer's Series A Preferred Stock, which is currently convertible into the Issuer's Common Stock on a two-for-one basis. The Series A Preferred Stock was acquired through EUS's purchase of warrants from the Issuer in February 1999. EUS subsequently exercised these warrants prior to the date on which the Issuer became subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Act"). The source of funds for this acquisition was working capital.

Item 4.	Purpose of the Transaction

              Each of EHI, EUS, LME, EHD, LEH and ECI acquired beneficial ownership of shares of Common Stock for portfolio investment purposes and, except as described below, do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. EHI, EUS, LME, EHD, LEH and ECI reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of EHI, EUS, LME, EHD, LEH and ECI's general investment and trading policies and market conditions.

              None of EHI, EUS, LME, EHD, LEH and ECI have present plans or proposals which would result in any of the following:

1)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
2)	any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
3)	any change in the present board of directors or management of the Issuer;
4)	any material change in the present capitalization or dividend policy of the Issuer;
5)	any other material change in the Issuer's business or corporate structure;
6)	any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
7)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

8)	causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
9)	any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

              (a)     As of November 8, 2000, each of EHI, EUS, ECI, EHD, LEH and LME beneficially own 25,174,133 shares of Common Stock of the Issuer, which represents 23.4% of the Issuer's outstanding shares of Common Stock, which percentage was calculated by dividing (i) 25,174,133 shares of Common Stock owned by EHI, EUS, LME, EHD, LEH and ECI (assuming full conversion of the Series A Preferred Stock into Common Stock as required by Rule 13-3(d)(1)(i) promulgated under the Act), by (ii) 107,564,858 shares of Common Stock outstanding as of November 8, 2000, assuming full conversion of the Series A Preferred Stock into Common Stock as required by Rule 13-3(d)(1)(i) and based upon the Issuer's Form 10-Q for the period ended September 30, 2000, and the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 21, 2000. The 25,174,133 shares described above are beneficially owned by EHI, EUS, LME, EHD, LEH and ECI.

              (b)     EHI, EUS, LME, EHD, LEH and ECI have the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of a total of 25,174,133 shares of Common Stock of the Issuer, calculated in the manner described above.

(c) The transactions in the Issuer's securities by EHI, EUS, LME, EHD, LEH and ECI during the last sixty days are listed as Annex A attached hereto and made a part hereof.
(d) Not Applicable.
(e) Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              The Issuer entered into a shareholder agreement with ECI, Skuli Mogensen and Gudjon Mar Gudjonsson on November 8, 2000. This agreement gives ECI the right to participate in any sales of the Issuer's shares by either Mr. Mogensen or Mr. Gudjonsson and, with some exceptions, to purchase pro rata shares of the Issuer's securities offered by the Issuer.

              Under the terms of a shareholder agreement entered into in February 1999 among EUS, the Issuer and Messrs. Skuli Mogensen and Gudjon Mar Gudjonsson, Messrs. Skuli Mogensen and Gudjon Mar Gudjonsson have agreed to vote a sufficient number of shares to elect a nominee of EUS to the Issuer's board of directors. In October 2000, the Issuer and EUS entered into Amendment Number One to Shareholder Rights Agreement, which eliminated EUS's right under the Shareholder Rights Agreement dated February 4, 1999 to require the Issuer to repurchase the shares of Series A Preferred Stock and Common Stock owned by EUS under certain terms and conditions.

Item 7.	Material to be Filed as Exhibits
Exhibit 7.1

Shareholder Rights Agreement, dated as of February 4, 1999, among OZ.COM, Skuli Mogensen, Gudjon Mar Gudjonsson, OZ Holdings LLC and Ericsson Inc. (Incorporated herein by reference to Exhibit 10.12 of Amendment No. 1 to OZ.COM's Registration Statement on Form 10SB, filed with the Securities and Exchange Commission on July 24, 2000).

Exhibit 7.2

Amendment Number One to Shareholder Rights Agreement, dated as of October 2000, between Ericsson Inc. and OZ.COM (Incorporated herein by reference to Exhibit 10.6 of OZ.COM's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 21, 2000).

Exhibit 7.3

Share Exchange Agreement, dated as of November 8, 2000, between OZ.COM and Ericsson Canada Inc. (Incorporated herein by reference to Exhibit 2.2 of OZ.COM's Quarterly Report on Form 10QSB, filed with the Securities and Exchange Commission on November 14, 2000).

Exhibit 7.4

Shareholder Agreement, dated as of November 8, 2000, among OZ.COM, Gudjon Mar Gudjonsson, Skuli Mogensen and Ericsson Canada Inc. (Incorporated herein by reference to Exhibit 10.9 of OZ.COM's Quarterly Report on Form 10QSB, filed with the Securities and Exchange Commission on November 14, 2000).

ANNEX A

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)

November 8, 2000	Buy	5,069,271 Shares of Common Stock	N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2000

Telefonaktiebolaget LM Ericsson (publ), a Swedish corporation

By:	/s/ Lawrence F. Lyles Lawrence F. Lyles, Attorney-in-Fact

LM Ericsson Holding AB, a Swedish corporation

By:	/s/ Lawrence F. Lyles Lawrence F. Lyles, Attorney-in-Fact

Ericsson Holding International B.V., a Netherlands corporation

By:	/s/ Lawrence F. Lyles Lawrence F. Lyles, Attorney-in-Fact

Ericsson Holding II Inc., a Delaware corporation

By:	/s/ Lawrence F. Lyles Lawrence F. Lyles, Vice President and General Counsel

Ericsson Inc., a Delaware corporation

By:	/s/ Lawrence F. Lyles Lawrence F. Lyles, Vice President and General Counsel

Ericsson Canada Inc., a Canadian corporation

By:	/s/ Lawrence F. Lyles Lawrence F. Lyles, Attorney-in-Fact